MASTERWORKS VAULT 3, LLC

1 World Trade Center, 57th Floor

New York, New York 10007

Phone: (203) 518-5172

June 5, 2026

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 3, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 28
Filed on May 29, 2026
File No. 024-12289

Acceleration Request

Requested Date: June 9, 2026

Requested Time: 12:00 PM Eastern Time

Dear Sir or Madam:

Masterworks Vault 3, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Josh Goldstein, inhouse legal counsel, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Class A ordinary shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

Securities and Exchange Commission

June 5, 2026

The Company requests that it be notified of such qualification by a telephone call to Josh Goldstein at (646) 263 6995 or email to him at: jgoldstein@masterworks.com.

Very truly yours,

Masterworks Vault 3, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary